Ascent Solar Technologies, Inc.
12300 Grant Street
Thornton, CO 80241

February 13, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Ascent Solar Technologies, Inc.
Registration Statement on Form S-3
File No. 333-178821

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ascent Solar Technologies, Inc. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement be accelerated and that such Registration Statement be permitted to become effective by 4:00 p.m. Eastern Time on February 14, 2012, or as soon thereafter as possible.

In connection with this request, the Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Ascent Solar Technologies, Inc.

/s/ Gary Gatchell
By: Gary Gatchell
Its: Chief Financial Officer